Andr, Pat, CJ: It started with Secret Taste, then it came to Kokoro, and now we bring you Handies Douzo.

Patrick: We met about four years ago at Uchi. After a couple years we started talking and we wanted to try to look into opening our own place.

Andrew: Over the past few months we've seen them really grow through Secret Taste and now Kokoro. We're super excited to bring you the brick and mortar coming soon.

CJ: I've been lucky enough to go to Secret Taste a few times and I've already been to Kokoro many times. I'm really excited to be working with these guys. The structure is about a hundred years old, we've totally gutted it right in the heart of the heights. We've got what we think is going to be a really cozy, friendly environment that's going to give you a great experience eating right from these chef's hands, watching them make the food right in front of you. I think the combination of the ingredients and the food, along with the team that these guys have is going to just be one of the top experiences in town. I cannot wait.

Andrew: Through NextSeed we're excited to bring you the offering for Handies Douzo.